Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

July 27, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

RE:	Northern Genesis Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted June 23, 2020
CIK 0001815495

Ladies and Gentlemen:

On behalf of Norther Genesis Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 20, 2020, relating to the above-captioned Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the revised Registration Statement, a copy of which has been marked with the changes from the original submission of the Registration Statement.

Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to such comment immediately thereafter.

Draft Registration Statement on Form S-1 submitted June 23, 2020

Financial Statements

Note 6 - Commitments

Registration Rights, page F-14

1.	It appears that you will enter into a registration rights agreement before or on the effective date of this offering. Please disclose whether you anticipate any maximum cash penalties under the registration rights agreement and/or any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

We have revised the disclosure on page F-14 of the Registration Statement as requested to indicate that no cash penalties are payable under the registration rights agreement.

* * * * *

Securities and Exchange Commission

July 27, 2020

Thank you for your attention to our amendment and these responses. If you have any question or need additional information, please call the undersigned at 212-818-8638.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant